                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           _________________________

                               AMENDMENT NO. 3*
                                      TO
                                SCHEDULE 14D-9
                           _________________________

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
          SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934 AND INFORMATION PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           _________________________

                              DIGEX, INCORPORATED
                           (Name of Subject Company)

                              DIGEX, INCORPORATED
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                  253754 10 5
                     (CUSIP Number Of Class Of Securities)

                            CHRISTOPHER R. MCCLEARY
                PRESIDENT, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              DIGEX, INCORPORATED
                                ONE DIGEX PLAZA
                             BELTSVILLE, MD  20705
                                (301) 847-5000
  (Name, Address and Telephone Number Of Person Authorized to Receive Notice
     and Communications on Behalf of the Person(s) Filing this Statement)
                           _________________________
                                   COPY TO:
                             JAMES F. ROGERS, ESQ.
                               LATHAM & WATKINS
                        1001 PENNSYLVANIA AVENUE, N.W.
                                  SUITE 1300
                            WASHINGTON, D.C.  20004
                                (202) 637-2200

(*)  Representing the final amendment hereto.

          This Amendment No. 3 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 filed on behalf of DIGEX, Incorporated, a Delaware corporation (the "Company"), with the Securities and Exchange Commission on June 11, 1997, as amended (the "Statement"), and relates to the tender offer (the "Tender Offer") made by Daylight Acquisition Corp., a Delaware corporation, a direct wholly-owned subsidiary of Intermedia Communications Inc., disclosed in a Tender Offer Statement on Schedule 14D-1 dated June 11, 1997, to purchase all outstanding Shares at $13.00 per Share, net to the Seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 11, 1997 and the related Letter of Transmittal. The purpose of this Amendment No. 3 is to amend Item 2 of the Statement as set forth below. All capitalized terms not defined herein are used as defined in the Statement.

ITEM 2.  TENDER OFFER OF THE BIDDER

     Item 2 is supplemented as follows:

          "The Offer expired as of midnight, New York City time, on Wednesday, July 9, 1997. Based on a preliminary count, approximately 11,804,197 Shares were tendered pursuant to the Offer, of which 29,652 were tendered pursuant to notice of guaranteed delivery. Such Shares constituted approximately 98.8% of the Shares outstanding (and approximately 77.0% of the Shares on a fully diluted basis). On July 10, 1997, prior to 8:30 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment and Intermedia and Purchaser became the beneficial owner of 11,804,197 Shares, constituting approximately 98.8% of the Shares outstanding (and approximately 77.0% of the Shares on a fully diluted basis)."

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 10, 1997          DIGEX, Incorporated


                              By:   /s/Christopher R. McCleary
                                    --------------------------
                              Name: Christopher R. McCleary
                              Title:  Chairman, Chief Executive
                                      Officer and President